UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* Pineapple Energy Inc.
(Name of Issuer) Common Stock, $0.05 par value per share
(Title of Class of Securities) 72303P107
(CUSIP Number)

Scott Honour 315 East Lake Street Suite 301 Wayzata, MN 55391 Telephone: (952) 456-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72303P107

1	NAME OF REPORTING PERSON Northern Pacific Growth Investment Advisors, LLC I.D. No. 47-2737367
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF	7	SOLE VOTING POWER 1,725,057 (1)(2)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER NONE
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,725,057 (1)(2)
WITH	10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,057 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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(1) 12,500 shares of common stock, par value of $0.05 per share of the Issuer (as defined below) (the "Common Stock") are held directly by the Reporting Person (as defined below) and the remaining 1,725,057 shares of Common Stock are held indirectly by the Reporting Person through Lake Street Solar LLC ("Lake Street Solar").

(2) 301,587 of the shares of Common Stock beneficially owned by the Reporting Person indirectly through Lake Street Solar are being held in escrow by a third-party escrow agent, and will be distributed according to the terms of an escrow agreement that was entered into on March 28, 2022, by and among the Issuer and certain Pineapple Energy LLC ("Pineapple") shareholders (the "Escrow Agreement"), which states that if the volume weighted average trading price of the Common Stock for the 30 consecutive trading days beginning on April 4, 2022 ("VWAP") is $8.00 per share of Common Stock or higher, the Reporting Person shall receive all of the 301,587 escrowed shares of Common Stock; however, to the extent the VWAP is below $8.00, the number of shares of Common Stock to be issued shall be reduced in accordance with the formula outlined in Section 6(c)(ii) of the Escrow Agreement.

Item 1 – Security and Issuer

(a) This statement on Schedule 13D relates to the common stock of Pineapple Energy Inc., a Minnesota corporation (the "Issuer").

(b) The principal executive offices of the Issuer are located at 315 East Lake Street, Suite 301, Wayzata, MN 55391.

Item 2 - Identity and Background

This Schedule 13D is being filed on behalf of Northern Pacific Growth Investment Advisors, LLC, a Minnesota LLC (the "Reporting Person"). The address of the principal business office of the Reporting Person is 315 East Lake Street Suite 301 Wayzata, MN 55391. The principal business occupation of the Reporting Person is to make venture capital investments in private and public companies. The managing members and executive officers of the Reporting Person, their respective business addresses and their respective countries of citizenship are set forth in Schedule A hereto.

During the last five years, the Reporting Person has not, and to the best of the Reporting Person's knowledge, none of the persons listed on Schedule A attached hereto has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The information in Item 4 is incorporated herein by reference. As discussed in further detail in Item 4, the shares of Common Stock acquired by the Reporting Person were acquired (i) in exchange for units of Pineapple and (ii) as earn-out consideration.

Item 4 - Purpose of Transaction

Item 4 to Schedule 13D is amended to add, in pertinent part, as follows:

The Reporting Person sold an aggregate of 1,008,005 shares for a purchase price of $0.0001 per share to certain purchasers pursuant to those certain Stock Transfer Agreements, dated as of January 24, 2022, by and between the issuer and the purchasers identified therein.

Item 5.   Interest in Securities of the Issuer

The information in Item 4 is incorporated herein by reference. The aggregate number of shares of Common Stock to which this Schedule 13D/A relates is 1,725,057 shares of Common Stock beneficially owned by the Reporting Person, representing 23.2% of the 7,435,586 shares outstanding as reported in the Issuer's Form 10-Q filed on August 22, 2022.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as amended by this Schedule 13D/A, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer.

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Item 7.   Material to Be Filed as Exhibits

99.1	Form of Stock Transfer Agreement dated as of January 24, 2022 (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form S-3 filed on February 22, 2022)

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The filer must sign the filing and certify that the information is true, complete and correct. If the filer is an entity, the filing must be signed by an authorized officer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2022
Date /s/ Scott Honour
Chief Executive Officer of Northern Pacific Growth Investment Advisors, LLC

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)

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Schedule A

The managing members and executive officers of Northern Pacific Growth Investment Advisors, LLC are listed in the table below, along with the citizenship of each managing member and executive officer. The principal business address of each managing member and executive officer is 315 East Lake Street Suite 301 Wayzata, MN 55391.

Name	Position	Citizenship
Scott Honour	Chief Executive Officer and Managing Member	United States
Corey Campbell	Chief Financial Officer	United States
Jeffrey Greiner	Managing Member	United States

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